FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated October 1, 2005, entitled, “Venezuela and Argentina Allow Repsol YPF to Enter Petroleum Alliance.”

2.	Press release dated October 3, 2005, entitled, “Repsol YPF Announces a New Oil Discovery in Libya.”

Item 1

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 1 October 2005

Nº of pgs.: 3

At the Petrosur summit

VENEZUELA AND ARGENTINA ALLOW

REPSOL YPF TO ENTER PETROLEUM ALLIANCE

•	Repsol YPF will have access to new petroleum fields in Venezuela, in addition to those it already operates

•	Repsol YPF will support the activities of Petróleos de Venezuela (PDVSA) in Argentina

Repsol YPF chairman and chief executive officer, Antonio Brufau, signed a wide reaching regional Memorandum of Understanding at the oil summit held in Brasilia with the chiefs of state from Brazil, Luiz Inacio Lula da Silva; Argentina, Néstor Kirchner; and Venezuela, Hugo Chávez. The Spanish-Argentine company will obtain new oil concessions in Venezuela and will participate in the oil activity that country has with Argentina.

As a result of this agreement, Repsol YPF and PDVSA will form two production joint ventures in Venezuelan basins that are considered to have a high potential for oil. The first joint venture will operate in Venezuela at Barúa-Motatán, as well as in other possible areas.

At the same time, a joint venture will be formed between the two oil companies to operate the Junín 7 and or other blocks in the Orinoco oil belt in the southeast of Venezuela and which is considered to be one of the principle reserves of heavy and extra heavy crude oil in the world.

Press Release

Furthermore, this regional Memorandum of Understanding contemplates the association of Repsol YPF and PDVSA, where the Spanish company will make a portion of its crude oil originating from the Argentine State concessions available for Petróleos de Venezuela. The percentage of the crude oil that will be made available to PDVSA will not surpass 10% of the production of the said concessions. This agreement will not affect the ownership of the concessions, which will remain Repsol YPF’s.

At the same time, Repsol YPF could make the commitment to sell crude oil and derivative products to PDVSA to meet its supply needs in the Argentine market.

This Memorandum Of Understanding for Repsol YPF is an important step forward in its growth strategy, which contemplates a strengthening of its relations with national oil companies in countries where it operate. In the case of Venezuela, this agreement will allow Repsol YPF to consolidate its alliance with the state oil company, PDVSA, and which is the first agreement of its kind in that country.

Following the signing of the Memorandum Of Understanding, Repsol YPF chairman and chief executive officer Antonio Brufau said “this is the result of the good relationship that exists between the two companies,” and added that “this confirms the strategic interest that Repsol YPF has in this region where it is the leading publicly traded oil company.”

For his part, Rafael Ramirez, the chairman of Petroleos de Venezuela expressed his satisfaction with the Memorandum Of Understanding “that demonstrates the high level of understanding achieved with Repsol YPF and which will facilitate the development of PDVSA’s activities in Argentina.”

Hydrocarbon Production In Argentina

In 2004, the total net production of Repsol YPF in Argentina was 276.2 million barrels of oil equivalent, with proved net reserves of oil and gas estimated at the end of the year to be 2,364 million beop, equivalent to 8.6 years of production, based on the rate of production for 2004.

At the end of 2004, Repsol YPF had in Argentina mining rights to 113 blocks: 27 exploration blocks, with a total net area of 62,981 km2, and 86 exploitation blocks with a total net area of 24,834 km2, in the Neuquina, San Jorge, Austral, Cuyana and northwest basins.

Press Release

Hydrocarbon Production In Venezuela

Repsol YPF is the leading publicly traded company in hydrocarbon production in Venezuela and the leader in gas production. Net production was 15.7 million barrels of oil and liquids separated from natural gas and 110.8 BCF of gas, with a total equivalent of 35.5 million BEOP (96,888 BEPD), coming primarily from the Mene Grande, Quiriquire, Quiamare-La Ceiba, and Guarico Occidental blocks, which are all operated by Repsol YPF. The proved net reserves for liquids and natural gas at the end of the year were estimated at 261.6 millions BEOP.

As of 31 December 2004, Repsol YPF had in Venezuela mining rights to 7 blocks: one exploration block, with a total net area of 1,970 km2 and 6 exploitation blocks, with a total net area of 5,902 km2. Venezuela is the fifth producer of oil in the world and the number one provider to the market in the United States.

Item 2

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 3 October 2005

Number of pages: 3

REPSOL YPF ANNOUNCES A NEW OIL DISCOVERY IN LIBYA

•	During production testing, the well flowed at 2,060 barrels per day

•	Repsol YPF is the largest foreign oil company operating in Libya

•	The crude oil discovered is amongst the best quality on the market

•	Libya is a top player in the Repsol YPF Strategic Plan 2005/2009.

Repsol YPF has made a new discovery of light crude in the prolific Murzuq basin, in Libya. During production testing, the well had a natural flow of 2,060 barrels per day.

Oil was found at a depth of 1,717 metres, at well I1 in the NC186 exploration block, 800 km. south of Tripoli, in the Sahara desert. Repsol YPF is operator of this block, with a 32% stake, in partnership with the Libyan National Oil Company and three European companies: OMV (Austria), Total (France) and Hydro (Norway).

Block NC186 has a surface area of 4,300 km2 and the I1-NC186 is the third well drilled during the second exploration phase at the block, which began in May 2003. The consortium led by Repsol YPF recently announced four other discoveries in this same block, with a preliminary estimate of 400 million barrels of light crude in reserves. Production has started at two of these 4 discoveries in the past two years, reaching 45,000 barrels of oil per day (bopd).

Exploration activities at these blocks began in May 1998, once the consortium had been granted exploration and production sharing agreements by the Libyan authorities.

Oil production in the Murzuq basin started in December 1996 at the giant El Sharara fields, situated in block NC115. These fields are operated by Repsol Oil Operations in a consortium with NOC, OMV and Total, which currently produces some 200,000 barrels of excellent quality light sweet crude.

Press Release

In 2004, Repsol YPF’s net production in Libya totaled 7.8 million barrels of oil (21,308 bopd). Net proved oil reserves at the end of that year were estimated at 86.9 Mbo. Repsol Oil Operations is the largest operator in the country, second only to the state-owned company, NOC, and the success achieved in projects and discoveries in Libya has made this one of the most outstanding countries for our company’s growth strategy.

2

Press Release

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 5, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer